Exhibit 99.7

Certification of Chief Executive Officer Pursuant To 18 U.S.C. Section 1350,
As Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act

In connection with the Annual Report of AcuityAds Holdings Inc. (the “Company”) on Form 40-F for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Tal Hayek, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.	The Report of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 9, 2023

Name:	Tal Hayek
Title:	Chief Executive Officer

Certification of Chief Financial Officer Pursuant To 18 U.S.C. Section 1350,
As Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act

In connection with the Annual Report of AcuityAds Holdings Inc. (the “Company”) on Form 40-F for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Elliot Muchnik, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.	The Report of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 9, 2023

Name:	Elliot Muchnik
Title:	Chief Financial Officer